SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 8)

                       The Trustcompany Bancorporation
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)



                                897902102
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                        Schedule 13G




   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Siggi B. Wilzig      ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (  )
                                                             (b) (  )
   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
   5     SOLE VOTING POWER          -0-  See answer to Item 5.

   6     SHARED VOTING POWER        -0-

   7     SOLE DISPOSITIVE POWER     -0-

   8     SHARED DISPOSITIVE POWER   -0-

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    -0-
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10     CERTAIN SHARES (  )

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    0%

  12     TYPE OF REPORTING PERSON

                       IN


Item 1(a).  Name of Issuer:

              The Trustcompany Bancorporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

              35 Journal Square, Jersey City, New Jersey  07306

Item 2(a).  Name of Person Filing:

              Siggi B. Wilzig

Item 2(b).  Address of Principal Business Office or, if None, Residence:

              35 Journal Square, Jersey City, New Jersey  07306

Item 2(c).  Citizenship:

              United States
Item 2(d).  Title of Class of Securities:

              Common Stock

Item 2(e).  CUSIP Number:

              897902102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable

Item 4.    Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a) Amount beneficially owned:  -0-

   (b) Percent of class:            0%

   (c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote        -0-

      (ii) Shared power to vote or to direct the vote        -0-

      (iii) Sole power to dispose or to direct the disposition of  -0-

      (iv) Shared power to dispose or to direct the disposition of -0-

            Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

This amendment No. 8 is being filed by Siggi B. Wilzig to indicate the cessation of his reporting obligations under Section 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the Issuer. On December 28, 1993, pursuant to an Agreement and Plan of Merger, dated as of November 15, 1993, by and among the Issuer, The Trust Company of New Jersey, a New Jersey state-chartered bank ("TCNJ"), and TCBC Acquisition Corp., a New Jersey corporation and wholly owned subsidiary of TCNJ ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger").

As a result of the Merger, each share of common stock, without par value of the Issuer was converted into one share of common stock, par value $2.00 per share, of TCNJ ("TCNJ Common Stock"). Accordingly, the Issuer has been eliminated as a holding company for TCNJ and the shareholders of the Issuer, including Siggi B. Wilzig, the reporting person, now directly own shares in TCNJ.

Upon the effectiveness of the Merger, TCNJ Stock was deemed to be registered under Section 12(g) of the Exchange Act. TCNJ is, therefore, assuming the reporting obligations of Issuer under the Exchange Act as successor to Issuer.

As an insured, state-chartered, nonmember bank, TCNJ will file its reports under the Exchange Act with the Federal Deposit Insurance Corporation ("FDIC"). Accordingly, the reporting person will be filing a Form F-11A with the FDIC to report his beneficial ownership of more than 5% of the outstanding TCNJ Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable

Item 8.  Identification and Classification of Members of the Group.

             Not applicable

Item 9.  Notice of Dissolution of Group.

             Not  applicable

Item 10. Certification.

             Not applicable


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               January 6  , 1994
                                                      (Date)

                                            /s/ Siggi B. Wilzig
                                                    (Signature)

                                               Siggi B. Wilzig
                                                  (Name/Title)